September 1, 2021

Ron Alper

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C.  20549

Re: PF ROYALTY I LLC (the “Company”)

Offering Statement on Form 1-A

Filed April 21, 2021

Amendment No. 6

File No. 024-11508

Dear Mr. Alper:

In response to your verbal comment received on September 1, 2021, the Company hereby represents the following regarding the Petrofunders Platform:

The PetroFunders Platform will operate exclusively for the purpose of offering and selling the securities being offered pursuant to this Regulation A Offering.  No other shares, interests, securities or other investments will be listed or offered on the PetroFunders Platform.

Presuming that this resolves the concerns of the Commission, we request that the Commission approve qualification at it’s earliest convenience.  Upon receipt of notice of qualification, we will request a date of effectiveness.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate
J. Martin Tate, Esq.